Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, the amended and restated investors’ rights agreement, or the Rights Agreement, and relevant provisions of Delaware General Corporation Law, or DGCL. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws and the Rights Agreement, copies of which have been filed as exhibits to our Annual Report on Form 10-K of which this description is a part, as well as the relevant provisions of the DGCL. References to the terms “we,” “our,” and “us” refer to Allbirds, Inc., unless the context requires otherwise.
Our amended and restated certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.
Our authorized capital stock consists of 2,220,000,000 shares, all with a par value of $0.0001 per share, of which 2,000,000,000 shares are designated as Class A common stock, 200,000,000 shares are designated as Class B common stock and 20,000,000 shares are designated as preferred stock. As of December 31, 2021, only our Class A common stock was registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.
Our board of directors may issue additional shares of capital stock authorized by our amended and restated certificate of incorporation without stockholder approval, subject to obtaining stockholder approval to the extent required by the listing standards of The Nasdaq Stock Market, or Nasdaq, or our amended and restated certificate of incorporation.

Class A Common Stock and Class B Common Stock

All issued and outstanding shares of our Class A common stock and Class B common stock are duly authorized, validly issued, fully paid and non-assessable. Our amended and restated certificate of incorporation provides that, except with respect to voting rights and conversion rights, the Class A common stock and Class B common stock are treated equally and identically.

Voting Rights

Holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, and holders of Class B common stock are entitled to 10 votes per share on all matters to be voted upon by the stockholders. The holders of our Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the number of authorized shares of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment;
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat an amendment to our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.

Dividend Rights

Holders of Class A common stock and Class B common stock are entitled to ratably receive dividends if, as and when declared from time to time by our board of directors at its own discretion out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion

Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for (i) certain permitted transfers to entities, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and (ii) certain other permitted transfers described in our amended and restated certificate of incorporation. In addition, if held by a natural person (including a natural person serving in a sole trustee capacity), each share of our Class B common stock will convert automatically into one share of our Class A common stock upon the death or incapacity of such natural person as described in our amended and restated certificate of incorporation. All outstanding shares of our Class B common stock will convert automatically into an equivalent number of shares of our Class A common stock upon the final conversion date, defined as the later of (a) the last trading day of the fiscal quarter immediately following the tenth anniversary of the completion of our initial public offering (except if the final conversion date determined according to (a) would otherwise occur on or after the record date of any meeting of stockholders and before or at the time the vote at such meeting is taken, then the final conversion date shall instead be the last trading day of the fiscal quarter during which such vote was taken) and (b) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which the outstanding shares of Class B common stock first represent less than 10% of the aggregate number of the then outstanding shares of Class A common stock and Class B common stock.

Other Matters

The Class A common stock and Class B common stock have no preemptive rights pursuant to the terms of our amended and restated certificate of incorporation and our amended and restated bylaws. There are no redemption or sinking fund provisions applicable to the Class A common stock and Class B common stock. All outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 20,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

We are party to the Rights Agreement that provides certain holders of our Class B common stock have certain registration rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act of 1933, as amended, or the Securities Act, when the applicable registration statement is declared effective. We will pay the registration expenses, including fees and expenses of up to $50,000 of one counsel to represent the selling stockholders, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registration rights described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the completion of our initial public offering, or with respect to any particular stockholder, (1) such time after the completion of our initial public offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 or another similar exemption under the Securities Act without limitation during a three-month period without registration or (2) the closing of a liquidation event.

Demand Registration Rights

As of December 31, 2021, the holders of an aggregate of 84,569,289 shares of our Class B common stock are entitled to certain demand registration rights. At any time beginning 180 days after November 2, 2021, the effective date of the registration statement filed in connection with our initial public offering, the holders of at least 40% of these shares may request that we register all or a portion of their shares if the anticipated aggregate offering price, net of selling expenses, of the shares would be at least $15.0 million. We are obligated to effect only two such registrations.

Piggyback Registration Rights

If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of an aggregate of 119,211,789 shares of our Class B common stock are entitled to certain piggyback registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to the sale of securities to our or our subsidiaries’ employees pursuant to a stock option, stock purchase or similar plan, (2) a registration relating to an SEC Rule 145 transaction, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of these shares, or (4) a registration in which the only Class A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

As of December 31, 2021, the holders of an aggregate of 84,569,289 shares of Class B common stock are entitled to certain Form S-3 registration rights. The holders of at least 10% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate offering price, net of selling expenses, of the shares would be at least $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: (1) an acquisition of us by means of a tender offer; (2) an acquisition of us by means of a proxy contest or otherwise; or (3) the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Dual Class Common Stock Structure
As described above in “—Class A and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides our founders with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.

Stockholder Meetings
Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairperson of our board of directors, a chief executive officer or president, or by a resolution adopted by a majority of our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.
Elimination of Stockholder Action by Written Consent
Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.
Staggered Board
Our board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.
Removal of Directors
Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of not less than a majority of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.
Stockholders Not Entitled to Cumulative Voting
Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a plurality of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.
Public Benefit Corporation Status
We are a public benefit corporation, or PBC, under Section 362 of the Delaware General Corporation Law, or DGCL. Pursuant to our amended and restated certificate of incorporation, we are not permitted to, without the approval of the holders of 66 2/3% of the voting power of our outstanding stock, amend our certificate of incorporation to delete or amend a provision relating to our PBC status or our public benefit purpose (or effect a merger or consolidation involving stock consideration with an entity that is not a PBC with an identical public benefit to ours).
Additionally, as a PBC, our board of directors is required by the DGCL to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct and the specific public benefit identified in our certificate of incorporation. Under the DGCL, our stockholders may bring a derivative suit to enforce this requirement only if they own (individually or collectively), the lesser of at least 2% of our outstanding shares or shares of at least $2 million in market value.
We believe that our PBC status makes it more difficult for another party to obtain control of us without maintaining our PBC status and purpose.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors.
Choice of Forum
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative claim or cause of action brought on our behalf; (2) any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (3) any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; (5) any claim or cause of action as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware; or (6) any claim or cause of action against us or any of our current or former directors, officers or other employees, governed by the internal-affairs doctrine or otherwise related to our internal affairs. These provisions would not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims.
Further, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Additionally, our amended and restated certificate of incorporation provides that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.
Amendment of Charter Provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.
The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers, and as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock is Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.

Exchange Listing

Our Class A common stock is currently listed on Nasdaq under the symbol “BIRD.”